FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended July, 2021

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland
Brendan.Brennan@iconplc.com
+353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.
Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc
    This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, registration statement on Form F-4 (Registration No. 333-254891) of ICON plc and in the prospectus contained therein, registration statement on Form S-8 (Registration No. 333-152802) of ICON plc, registration statement on Form S-8 (Registration No. 333-190068) of ICON plc, registration statement on Form S-8 (Registration No. 333-231527) of ICON plc, registration statement on Form S-8 (Registration No. 333-254891) of ICON plc, and registration statement on Form S-8 (Registration No. 333-257578) of ICON plc and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

    As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

    ICON public limited company (“ICON”) is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the global CRO partner of choice in drug development by delivering best in class information, solutions and performance in clinical and outcomes research.

    We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At June 30, 2021 we had approximately 16,480 employees, in 89 locations in 45 countries. During the six months ended June 30, 2021, we derived approximately 38.5%, 52.7% and 8.8% of our revenue in the United States, Europe and Rest of World respectively.

    We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.

Recent developments

PRA Health Sciences Inc - Merger Completion

On July 1, 2021, ICON plc announced the completion of its merger (the "Merger") with PRA Health Sciences, Inc. ("PRA"). The combined company will retain the name ICON and will bring together 38,000 employees across 47 countries, creating the world’s most advanced healthcare intelligence and clinical research organization.

The combined company will leverage its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON will have a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

Upon completion of the Merger, pursuant to the terms of the merger agreement, PRA became a wholly owned subsidiary of ICON plc. Under the terms of the Merger, PRA shareholders received per share $80 in cash and 0.4125 shares of ICON stock. The trading of PRA common stock on NASDAQ was suspended prior to market open on July 1, 2021.

The condensed financial statements below do not reflect the results of the combined company at June 30, 2021.

Senior Secured Credit Facilities

In conjunction with the completion of the Merger agreement, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The proceeds of the senior secured term loan facility were used to repay in full (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the transaction. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility will be, at the option of the applicable borrower (as defined in the credit agreement), either (1) the base rate (as described in the credit agreement) plus an applicable margin of 1.50% or (2) LIBOR plus an applicable margin of 2.50%, in each case, with a step down of 0.25% if the first lien net leverage ratio is equal to or less than 4.00 to 1.00. The senior secured term loan facility is subject to a LIBOR floor of 0.50%.

The Borrowers’ (as defined in the credit agreement) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the Senior Secured Notes (see below), subject to other permitted liens.

Senior Secured Notes

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 (the “Senior Secured Notes”) in a private offering (the “Offering”). The Senior Secured Notes will mature on July 15, 2026. The proceeds from the Offering and borrowings made under the Senior Secured Credit Facilities, together with cash on hand, were used to (i) fund the cash consideration payable by ICON for the Merger, (ii) repay existing indebtedness of ICON and PRA and (iii) pay fees and expenses related to the Merger, the Offering and the Senior Secured Credit Facilities. The Senior Secured Notes are guaranteed on a senior secured basis by ICON and its direct and indirect subsidiaries.

Repayment of the 2020 Senior Notes

On December 8, 2020, the Company issued new senior notes, (the "2020 Senior Notes") for aggregate gross proceeds of $350.0 million in the private placement market. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million at a fixed interest rate of 2.32% and Series B Notes of $75.0 million at a fixed interest rate of 2.43%. The effective interest rate was adjusted by the impact of an interest rate cash flow hedge which was entered into in advance of the rate fixing date. This cash flow hedge was deemed to be fully effective in accordance with ASC 815 'Derivatives and Hedging'. The realized loss related to this derivative was recorded within other comprehensive income and amortized over the life of the 2020 Senior Notes. The effective rate on the 2020 Senior Notes is fixed at 2.41%.

In connection with the Merger with PRA, the Company was required to repay the 2020 Senior Notes prior to entering into the Senior Secured Credit Facilities and the Senior Secured Notes. In June 2021, ICON committed to entering into the Senior Secured Credit Facilities and the Senior Secured Notes and therefore committed to replacing the 2020 Senior Notes. The 2020 Senior Notes have been repaid and long term financing consisting of the Senior Secured Credit Facilities and the Senior Secured Notes have been drawn. As the 2020 Senior Notes have been replaced by long term financing we continue to present the 2020 Senior Notes as non-current at June 30, 2021. The 2020 Senior Notes were repaid on July 1, 2021 inclusive of early repayment charges. The total repayment on July 1, 2021 was $364.3 million.

Board Appointments

As a result of the Merger, Mr. Colin Shannon and Dr. Linda Grais, who both served on the PRA Board, will join ICON’s Board of Directors.

Mr. Shannon previously served as PRA's President and Chief Executive Officer and was a director of the Company since 2010. He was also the Chairman of the Board of Directors at PRA. Mr. Shannon joined PRA in 2007, serving first as President and Chief Operating Officer. Prior to joining PRA, he was Executive Vice President, Global Clinical Operations at Pharmaceutical Product Development, Inc. (now known as PPD, Inc., or PPD). During his 12 year tenure with PPD, he held various leadership roles, including Chief Operating Officer for its European division and Chief Financial and Administration Officer for Europe and the Pacific Rim.

Dr. Grais was previously a member of the PRA board since October 2015. Dr. Grais served as a member of the board of directors of Ocera Therapeutics, Inc., a biopharmaceutical company, from January 2008 through December 2017 and as President and Chief Executive Officer of Ocera Therapeutics, Inc. from June 2012 to December 2017. Prior to her employment by Ocera Therapeutics, Dr. Grais served as a managing member at InterWest Partners, a venture capital firm from May 2005 until February 2011. She sits on the audit committees of Corvus Pharmaceuticals, Inc., Zosano Pharma Corporation and Arca Biopharma, Inc. and on the compensation committee of Arca Biopharma, Inc.

Assessment of COVID-19 impact on the business

    In the period since December 31, 2020, the Company has continued to experience a return to positive growth in revenue and net income as a result of the ongoing recovery from the global COVID-19 pandemic. At this point in time, there still remains some degree of uncertainty relating to the long-term effect of COVID-19 on our business and when it will be possible for business activity to return to normal operating levels. Although the impact of the global COVID-19 pandemic is reducing, we continue to experience restrictions on our ability to ensure laboratory samples are collected and analyzed on time, our ability to monitor our clinical trials, the ability of patients or service providers to travel, and our ability to travel, as a result of the outbreak.

ICON has continued to successfully mobilize its vaccine resources to address the COVID-19 global threat, including its ability to conduct home-based trials to minimize infection. In addition, the Company is currently providing clinical monitoring and safety oversight on more than 100 COVID-19 trials for both the private and government sectors.

Revenue for the three months ended June 30, 2021 increased by $250.9 million, or 40.5%, to $871.2 million, compared to $620.2 million for the three months ended June 30, 2020. Revenue increased by 37.5% in both constant currency and constant dollar organic terms. The increase in revenues in the three months ended June 30, 2021 is due to the continued recovery from the impact the COVID-19 global pandemic had on operations and the additional clinical trials commenced in direct response to COVID-19 over the last twelve months.

Share repurchase program

    On January 8, 2019, the Company commenced a share buyback program of up to 1.0 million ordinary shares which was completed during the year ended December 31, 2019 for total consideration of $141.6 million. On October 22, 2019, the Company commenced a further share buyback program. At December 31, 2019, 35,100 ordinary shares were redeemed for a total consideration of $5.3 million. During the year ended December 31, 2020, 1,235,218 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $175.0 million. During the six months ended June 30, 2021, no ordinary shares were redeemed by the Company under this buyback program.

    All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

New accounting pronouncements

Recently adopted accounting standards

In December 2019, the FASB issued ASU 2019-12 'Simplifying the Accounting for Income Taxes (Topic 740)'. The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company will adopt the amendments in this ASU on a prospective basis, except where the required method of adoption is retrospective or modified retrospective. ASU 2019-12 is effective for the Company for fiscal years commencing on or after December 15, 2020. The adoption of this ASU did not have a significant impact on the financial statements.

In January 2020, the FASB issued ASU 2020-01, 'Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)'. ASU 2020-01 states any equity security transitioning from the alternative method of accounting under Topic 321 to the equity method, or vice versa, due to an observable transaction will be remeasured immediately before the transition. In addition, the ASU clarifies the accounting for certain non-derivative forward contracts or purchased call options to acquire equity securities stating such instruments will be measured using the fair value principles of Topic 321 before settlement or exercise. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied on a prospective basis. The adoption of this ASU did not have a significant impact on the financial statements.

In August 2020, the FASB issues ASU 2020-06 ‘Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity’ which removes the separation models in ASC 470 ‘Debt’ for convertible debt with cash conversion features and convertible instruments with beneficial conversion features. The ASU also removes from ASC 815 ‘Derivatives and Hedge Accounting’ certain conditions for equity classification for contracts on an entity’s own equity. The adoption of this ASU did not have a significant impact on the financial statements.

     ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2021 AND DECEMBER 31, 2020

	(Unaudited)	(Audited)
	June 30, 2021	December 31, 2020
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$1,055,496	$840,305
Available for sale investments	1,729	1,729
Accounts receivable, net of allowance for credit losses	677,247	715,271
Unbilled revenue	415,390	428,684
Other receivables	32,289	35,394
Prepayments and other current assets	71,200	53,477
Income taxes receivable	32,037	28,118
Total current assets	2,285,388	2,102,978

Other Assets:
Property, plant and equipment, net	166,244	174,343
Goodwill	933,387	936,257
Operating right-of-use assets	69,238	84,561
Other non-current assets	22,445	20,773
Non-current income taxes receivable	12,373	17,230
Non-current deferred tax asset	12,282	12,705
Equity method investments	3,751	4,534
Investments in equity-long term	22,286	15,765
Intangible assets	57,070	66,460
Total Assets	$3,584,464	$3,435,606
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$37,818	$51,113
Unearned revenue	675,234	660,883
Other liabilities	382,593	399,769
Income taxes payable	9,396	12,178
Total current liabilities	1,105,041	1,123,943
Other Liabilities:
Non-current bank credit lines and loan facilities	350,000	348,477
Non-current operating lease liabilities	47,334	60,801
Non-current other liabilities	26,541	26,366
Non-current government grants	795	838
Non-current income taxes payable	13,262	14,539
Non-current deferred tax liability	13,548	10,406
Commitments and contingencies	—	—
Total Liabilities	1,556,521	1,585,370

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
52,958,063 shares issued and outstanding at June 30, 2021 and
52,788,093 shares issued and outstanding at December 31, 2020	4,592	4,580
Additional paid-in capital	632,069	617,104
Other undenominated capital	1,134	1,134
Accumulated other comprehensive income	(43,734)	(35,477)
Retained earnings	1,433,882	1,262,895
Total Shareholders' Equity	2,027,943	1,850,236
Total Liabilities and Shareholders' Equity	$3,584,464	$3,435,606
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020
(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands except share and per share data)

Revenue	$871,155	$620,228	$1,729,353	$1,335,330

Costs and expenses:
Direct costs (excluding depreciation and amortization)	631,123	445,833	1,257,367	951,126
Selling, general and administrative expense	109,884	83,499	208,419	170,695
Depreciation and amortization	17,276	15,858	34,681	32,180
Restructuring	—	18,089	—	18,089

Total costs and expenses	758,283	563,279	1,500,467	1,172,090

Income from operations	112,872	56,949	228,886	163,240
Interest income	186	441	443	2,250
Interest expense	(24,551)	(3,220)	(27,278)	(6,401)

Income before provision for income taxes	88,507	54,170	202,051	159,089
Provision for income taxes	(14,133)	(6,410)	(30,281)	(19,000)

Income before share of earnings from equity method investments	74,374	47,760	171,770	140,089
Share of equity method investments	(509)	—	(783)	—

Net income	73,865	47,760	170,987	140,089
Net income attributable to noncontrolling interest	—	—	—	(633)
Net income attributable to the Group	$73,865	$47,760	$170,987	$139,456

Net income per Ordinary Share attributable to the Group (note 11):

Basic	$1.40	$0.91	$3.23	$2.55
Diluted	$1.38	$0.90	$3.21	$2.51

Weighted average number of Ordinary Shares outstanding:

Basic	52,909,368	52,570,104	52,860,414	52,959,229

Diluted	53,381,501	53,028,567	53,294,435	53,691,138

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020 (UNAUDITED)

	Six Months Ended
	June 30, 2021	June 30, 2020
	(in thousands)
Cash flows from operating activities:
Net income	$170,987	$140,089
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain)/loss on disposal of property, plant and equipment	(5)	95
Depreciation expense	25,940	22,643
Impairment of right-of-use assets	—	5,411
Reduction in carrying value of operating right-of-use assets	14,037	14,337
Amortization of intangibles	8,741	9,537
Amortization of government grants	(24)	(22)
Interest on non-current operating lease liability	870	1,006
Realized gain on sale of short term investments	—	(232)
Gain on re-measurement of financial assets	(4,750)	—
Loss on equity method investments	783	—
Stock compensation expense	14,874	13,186
Amortization of interest rate hedge	891	(482)
Amortization of financing costs	1,592	258
Loss on extinguishment of debt	14,434	—
Deferred taxes	3,313	(2,613)
Changes in assets and liabilities:
Decrease in accounts receivable	36,650	58,170
Decrease in unbilled revenue	12,690	12,226
Decrease in other receivables	2,406	2,689
Decrease in prepayments and other current assets	5,748	2,937
(Increase)/decrease in other non-current assets	(1,748)	486
Increase in unearned revenue	14,534	25,056
Decrease in other current liabilities	(50,981)	(33,507)
Decrease in operating lease liabilities	(14,951)	(15,416)
Increase in other non-current liabilities	1,151	2,355
Decrease in income taxes payable	(3,583)	(5,931)
(Decrease)/increase in accounts payable	(13,245)	8,370
Net cash provided by operating activities	240,354	260,648
Cash flows from investing activities:
Purchase of property, plant and equipment	(21,653)	(21,161)
Purchase of subsidiary undertakings	—	(47,367)
Purchase of equity method investments	(2,450)	—
Cash acquired with subsidiary undertaking	—	10,170
Sale of available for sale investments	—	47,902
Purchase of investments in equity - long term	(1,771)	(1,273)
Net cash used in investing activities	(25,874)	(11,729)
Cash flows from financing activities:
Proceeds from exercise of equity compensation	182	1,461
Share issue costs	(10)	(6)
Repurchase of ordinary shares	—	(175,000)
Share repurchase costs	—	(140)
Net cash provided by (used in) financing activities	172	(173,685)
Effect of exchange rate movements on cash	539	(3,443)
Net increase in cash and cash equivalents	215,191	71,791
Cash and cash equivalents at beginning of period	840,305	520,309
Cash and cash equivalents at end of period	$1,055,496	$592,100

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

		Group
	Shares	Amount	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
	(dollars in thousands, except share data)
Balance at December 31, 2020	52,788,093	$4,580	$617,104	$1,134	$(35,477)	$1,262,895	$1,850,236

Comprehensive income:
Net income	—	—	—	—	—	170,987	170,987
Currency translation adjustment	—	—	—	—	(8,909)	—	(8,909)
Currency impact of long term funding (net of tax)	—	—	—	—	(239)	—	(239)
Amortization of interest rate hedge	—	—	—	—	113	—	113
Write off of loss on interest rate hedge	—	—	—	—	778	—	778
Total comprehensive income	—	—	—	—	(8,257)	170,987	162,730

Exercise of share options	4,020	—	170	—	—	—	170
Issue of restricted share units	165,950	12	—	—	—	—	12
Non-cash stock compensation expense	—	—	14,805	—	—	—	14,805
Share issuance costs	—	—	(10)	—	—	—	(10)
Balance at June 30, 2021	52,958,063	$4,592	$632,069	$1,134	$(43,734)	$1,433,882	$2,027,943

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
June 30, 2021
1. Basis of presentation

    These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

    The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2020 (see note 2 - Significant accounting policies for impact of adoption of any new accounting standards). Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2021.
2. Significant accounting policies

Redeemable noncontrolling interests and equity

On May 23, 2019, ICON acquired a majority ownership interest in MeDiNova. Included in the purchase agreement were put and call option arrangements with the noncontrolling interest holders that required (put option) or enabled (call option) ICON to purchase the remaining minority ownership at a future date. The option was accounted for as temporary equity, which was presented separately as redeemable noncontrolling interest on the Condensed Consolidated Balance Sheet. This classification reflects the assessment that the instruments were contingently redeemable in accordance with ASC 480-10-S99 'Distinguishing Liabilities from Equity'.

Redeemable noncontrolling interests are accreted to their redemption value over the period from the date of issuance to the first date on which the option is exercisable. The change in the option's redemption value is recorded against retained earnings. In a computation of earnings per share, the accretion of redeemable noncontrolling interests to their redemption value is a reduction of net income attributable to the Group. Basic and diluted net income per ordinary share attributable to the Group includes the adjustment to reflect the accretion of the noncontrolling interest to its redemption value.

On March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. On exercise of the call option, the noncontrolling interest is extinguished and a liability was recorded for the amount payable to the former noncontrolling interest holders. This liability was settled on July 17, 2020 for $43.9 million.

Financial assets - credit losses

    On January 1, 2020, the Group adopted ASU 2016-13 'Measurement of Credit Losses on Financial Instruments (ASC 326)', which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. The update provides guidance on the measurement of credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The amendment replaces the current incurred loss impairment approach with a methodology to reflect expected credit losses and requires consideration of a broader range of reasonable and supportable information to explain credit loss estimates.

    The Group adopted ASC 326 using the modified retrospective measurement method for all in scope financial assets. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The impact of transitioning to the new standard at January 1, 2020 was immaterial and no adjustment was recorded to retained earnings for the cumulative effect of adopting ASC 326.

    On transition to ASC 326, the Group has revised the methodology to calculate the allowance for credit losses. The Group's estimate of expected credit losses considers historical credit loss information that is adjusted, where necessary, for current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The Group's receivables and unbilled services are predominantly due from large and mid-tier pharmaceutical and biotechnology companies that share similar risk characteristics. The Group monitors their portfolio of receivables and unbilled services for any deterioration in current or expected credit quality (for example, expected delinquency level), and adjusts the allowance for credit losses as required.

    Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense in the Condensed Consolidated Statement of Operations. Losses are charged against the allowance when management believes the uncollectibility of a previously provisioned amount is confirmed.

Leases

    The new leasing standard (ASC 842 'Leases') was effective and adopted by ICON from January 1, 2019. ASC 842 'Leases' supersedes the requirements in ASC 840 'Leases' and requires that lessees recognize rights and obligations from virtually all leases (other than leases that meet the definition of a short-term lease) on their balance sheets as right-of-use assets with corresponding lease liabilities. The ASU also provides additional guidance on how to classify leases and how to determine the lease term for accounting purposes.

    ICON adopted the new standard under the cumulative effect adjustment approach. Under this transition method, the new standard is applied from January 1, 2019 without restatement of comparative period amounts. Operating lease liabilities and right-of-use assets of $106.5 million were recorded on the Condensed Consolidated Balance Sheet as at January 1, 2019.

    There was no impact of adopting ASC 842 on opening retained earnings at January 1, 2019.
3. Revenue

    Revenue disaggregated by customer profile is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands)		(in thousands)

Top client	$110,356	$74,932	$274,650	$156,199
Clients 2-5	246,094	179,018	475,994	381,996
Clients 6-10	116,237	86,449	239,130	160,800
Clients 11-25	158,577	101,417	296,432	231,501
Other	239,891	178,412	443,147	404,834

Total	$871,155	$620,228	$1,729,353	$1,335,330

4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

    Accounts receivables and unbilled revenue are as follows:

	June 30, 2021	December 31, 2020
	(in thousands)
Contract assets:
Billed services (accounts receivable)	$684,355	$722,420
Unbilled services (unbilled revenue)	415,390	428,684
Accounts receivable and unbilled revenue	1,099,745	1,151,104
Allowance for credit losses	(7,108)	(7,149)

Accounts receivable and unbilled revenue, net	$1,092,637	$1,143,955

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

(in thousands, except percentages)	June 30, 2021	December 31, 2020	$ Change	% Change

Unbilled services (unbilled revenue)	$415,390	$428,684	$(13,294)	(3.1)%
Unearned revenue (payments on account)	(675,234)	(660,883)	(14,351)	2.2%

Net balance	$(259,844)	$(232,199)	$(27,645)	11.9%

    Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled services and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

    Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right to set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Condensed Consolidated Balance Sheet.

    Unbilled services as at June 30, 2021 decreased by $13.3 million compared to December 31, 2020. Unearned revenue increased by $14.4 million over the same period resulting in a decrease of $27.6 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2020 and June 30, 2021. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

    The credit loss expense and allowance for credit losses recognized on the Group's receivables and unbilled services were de minimis for the three and six months ended June 30, 2021 and June 30, 2020.

    As of June 30, 2021 approximately $6.6 billion (June 30, 2020: $5.7 billion) of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 43% of the unsatisfied performance obligation over the next 12 months, with the remainder recognized thereafter over the duration of the customer contracts.

5. Goodwill

	Six Months Ended	Year Ended
	June 30, 2021	December 31, 2020
	(in thousands)
Opening balance	$936,257	$883,170
Current period acquisitions (Note 6)	—	27,191
Prior period acquisitions	—	123
Foreign exchange movement	(2,870)	25,773

Closing balance	$933,387	$936,257

6. Business combinations

PRA Health Sciences Inc - Merger Completion

On July 1, 2021, ICON plc announced the completion of its Merger with PRA Health Sciences Inc ("PRA"). The combined company will retain the name ICON and will bring together approximately 38,000 employees across 47 countries, creating the world’s most advanced healthcare intelligence and clinical research organization.

The combined company will leverage its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON will have a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development.

Upon completion of the Merger, pursuant to the terms of the merger agreement, PRA became a wholly owned subsidiary of ICON plc. Under the terms of the Merger, PRA shareholders received per share $80 in cash and 0.4125 shares of ICON stock. The trading of PRA common stock on NASDAQ was suspended prior to market open on July 1, 2021.

The consideration for the Merger is estimated at approximately $12.5 billion. The opening balance sheet remains under preparation but we expect to record additional intangible assets of approximately $5.5 billion from the acquisition. The purchase accounting associated with the PRA Merger remains ongoing and we await formal valuations reports to support the assets acquired and the liabilities assumed. We expect to conclude the purchase accounting exercise within the next 12 months.

Acquisitions – MedPass Group ("MedPass")

On January 22, 2020 a subsidiary of the Company, ICON Investments Limited acquired 100% of the equity share capital of the MedPass Group. MedPass is the leading European medical device CRO, regulatory and reimbursement consultancy, that specializes in medical device development and market access. The acquisition of MedPass further enhances ICON’s Medical Device and Diagnostic Research services, through the addition of new regulatory and clinical capabilities in Europe. The integration of MedPass’s services brings noted expertise in complex class 3 medical devices, interventional cardiology and structural heart devices. Accounting for the acquisition of MedPass was finalized in the period ended December 31, 2020.

    The acquisition of MedPass has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'. The Company has made an assessment of the fair value of assets acquired and liabilities assumed as at that date. The following table summarizes the Company’s fair values of the assets acquired and liabilities assumed:

January 22,
2020
(in thousands)
Cash & cash equivalents	$10,170
Property, plant and equipment	45
Operating right of use assets	539
Goodwill *	27,191
Customer relationships	11,725
Order backlog	2,883
Accounts receivable	3,033
Prepayments and other current assets	158
Accounts payable	(368)
Unearned revenue	(989)
Other liabilities	(2,202)
Current lease liabilities	(219)
Non-current lease liabilities	(320)
Non-current deferred tax liability	(4,090)

Net assets acquired	$47,556

Cash outflows	$46,992
Working capital adjustment paid	564
Contingent consideration **	—

Total consideration	$47,556
* Goodwill represents the acquisition of an established workforce that specializes in medical device development and market access. None of the goodwill recognized is expected to be deductible for income tax purposes.
** The fair value of the contingent consideration was estimated at the date of acquisition as $Nil. Depending on performance of MedPass for the 12 month period ended December 31, 2020, the total consideration could have increased by a maximum of $6.7 million in contingent consideration. In January 2021, the contingent consideration was finalized and a value of $Nil was payable.

Acquisitions – CRN Holdings LLC (trading as Symphony Clinical Research ("Symphony"))

    On September 24, 2019 a subsidiary of the Company, ICON Clinical Research LLC, acquired a 100% interest in Symphony. Symphony is a leading provider of at-home trial services and site support services. The acquisition of Symphony further enhances our site & patient services offering. Accounting for the acquisition of Symphony was finalized in the period ended September 30, 2020. The total consideration was $37.8 million and resulted in the recognition of $22.9 million in Goodwill.

The total consideration included $2.5 million in contingent consideration, which was dependent on Symphony meeting certain revenue targets. The fair value of the contingent consideration was estimated at the date of acquisition. On June 12, 2020 the contingent consideration was settled at its revised fair value in the amount of $0.5 million. The change in fair value has been recorded in the selling, general and administrative expense line of the Condensed Consolidated Statement of Operations in the year ended December 31, 2020.

Acquisitions – MeDiNova

    On May 23, 2019 a subsidiary of the Company, ICON Clinical Research (U.K.) Limited acquired a 60% majority shareholding in MeDiNova, a site network with research sites in key markets in Europe and Africa. On March 9, 2020 ICON exercised its option to call the outstanding shares in the noncontrolling interest to take 100% ownership of MeDiNova. The acquisition further enhances ICON's patient recruitment capabilities in EMEA and complements ICON's existing site network in the US, PMG Research. Accounting for the acquisition of MeDiNova was finalized in the period ended June 30, 2020. The total consideration was $86.2 million and resulted in the recognition of $81.8 million in Goodwill.

The total consideration included $32.6 million to reflect the fair value of the redeemable noncontrolling interest. The fair value of the redeemable noncontrolling interest was estimated by applying an income based approach. The valuation approach used was based on the future earnings of the company times an appropriate earnings multiple. Effective from March 9, 2020, the noncontrolling interest was derecognized and a liability was recognized, representing the assessment of the redemption value of the noncontrolling interest. This liability was settled on July 17, 2020 for $43.9 million.

Acquisitions – MolecularMD Corp ("MMD")

    On January 25, 2019 a subsidiary of the Company, ICON Laboratory Services, Inc. acquired 100% of the share capital of MMD. MMD is a molecular diagnostic specialty laboratory that enables the development and commercialization of precision medicines in oncology. Accounting for the acquisition of MMD was finalized in the year ended December 31, 2019. The total consideration was $42.2 million and resulted in the recognition of $22.4 million in Goodwill.

7. Equity method investments

The Company has invested $4.9 million to obtain a 49% interest in the voting share capital of Oncacare Limited ("Oncacare"). The Company’s investment in Oncacare is accounted for under the equity method due to the Company's ability to exercise significant influence over Oncacare that is considered to be greater than minor. The Company records its pro rata share of the earnings/losses of this investment in 'Share of equity method investments' in the Condensed Consolidated Statement of Operations.

The majority investor has the right to sell the 51% majority voting share capital exclusively to the Company in a two and half year period commencing from January 1, 2023 and ICON also has the right to acquire the 51% majority voting share capital from August 1, 2025.

The following table represents our equity method investments at June 30, 2021:

	Ownership Percentage	Carrying Value	Carrying Value
	June 30, 2021	June 30, 2021	December 31, 2020
		(in thousands)
Oncacare Limited	49%	$3,751	$4,534

The Company has invested $4.9 million in Oncacare, which includes $2.5 million that was paid on June 30, 2021.

The Company has recorded a loss of $0.5 million representing its pro rata share of the losses in Oncacare for the three month period ended June 30, 2021. The Company recorded a loss of $0.8 million for the six months ended June 30, 2021.

8. Restructuring

Restructuring charges

    No restructuring charge was recognized during the six months ended June 30, 2021 (June 30, 2020: $18.1 million).

Prior Period Restructuring charges

A restructuring charge of $18.1 million was recognized in the year ended December 31, 2020 under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization, resulting in a charge of $11.4 million and office consolidation resulting in a charge for onerous lease obligations of $6.7 million, including the recognition of an impairment of right of use assets of $5.4 million and provision for other related costs of $1.3 million. No additional charge was recorded during the three and six months ended June 30, 2021.

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Initial restructuring charge recorded	$11,391	$6,698	$18,089
Utilization	(6,987)	(1,309)	(8,296)
Foreign exchange movement	—	325	325
Provision at December 31, 2020	4,404	5,714	10,118
Utilization	(2,299)	(1,345)	(3,644)
Foreign exchange movement	—	4	4
Provision at June 30, 2021	$2,105	$4,373	$6,478

Future minimum lease payments (including related costs), associated with the 2020 restructuring plan, under the non-cancelable onerous leases as at June 30, 2021 were as follows:

Minimum rental payments
(in thousands)
June 30, 2021
2021	$1,210
2022	1,872
2023	1,015
2024	142
2025	141
Thereafter	401
Total future minimum lease payments (including related costs)	4,781
Lease imputed interest	(408)
Total	$4,373

    A restructuring charge of $12.5 million was recognized during the year ended December 31, 2018 under a restructuring plan adopted following a review of operations. The restructuring plan reflected resource rationalization across the business to improve resource utilization, resulting in a charge of $9.7 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.8 million. No additional charge was recorded during the six months ended June 30, 2021.

	Workforce reductions	Onerous Lease	Total
	(in thousands)
Initial restructuring charge recorded	$9,684	$2,806	$12,490
Utilization	(5,399)	(672)	(6,071)
Provision at December 31, 2018	$4,285	$2,134	$6,419
Utilization	(3,554)	(1,228)	(4,782)
Provision at December 31, 2019	$731	$906	$1,637
Utilization	(731)	(276)	(1,007)
Provision at December 31, 2020	$—	$630	$630
Utilization	—	(97)	(97)
Provision at June 30, 2021	$—	$533	$533

    At June 30, 2021, $4.4 million is included within other liabilities and $2.6 million within non-current other liabilities.

9. Operating leases
    Lease costs recorded under operating leases for the three and six months ended June 30, 2021 and June 30, 2020 were as follows:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands)		(in thousands)
Operating lease costs	$7,549	$7,768	$15,338	$15,857
Income from sub-leases	(220)	(246)	(431)	(514)
Net operating lease costs	$7,329	$7,522	$14,907	$15,343

    Of the total cost of $14.9 million incurred in the six months ended June 30, 2021 (June 30, 2020: $15.3 million), $13.8 million (June 30, 2020: $14.0 million) is recorded within selling, general and administration costs and $1.1 million (June 30, 2020: $1.3 million) is recorded within direct costs.

    During the three and six months ended June 30, 2021 and June 30, 2020, costs incurred by the Group related to variable lease payments was de minimis.

    Right-of-use assets obtained during the three months ended June 30, 2021 excluding early termination options, now reasonably certain to be exercised of $Nil (June 30, 2020: $1.6 million), totaled $1.0 million (June 30, 2020: $0.2 million). Right-of-use assets obtained during the six months ended June 30, 2021, excluding early termination options now reasonably certain to be exercised of $4.2 million (June 30, 2020: $1.6 million), totaled $3.8 million (June 30, 2020: $4.5 million). In the three and six months ended June 30, 2020, office consolidations resulted in the recognition of an onerous lease obligation. The right-of-use assets related to these offices have been impaired to the extent they are considered onerous and a loss $5.4 million was recorded (see note 8 - Restructuring). No impairment losses were recognized in the three and six months ended June 30, 2021.

The weighted average remaining lease term and weighted-average discount rate at June 30, 2021 were 3.93 years and 2.52%, respectively.

    Future minimum lease payments under non-cancelable leases as of June 30, 2021 were as follows:

Minimum rental payments
(in thousands)
June 30, 2021
Due within 1 year	$24,293
Due between 1 and 5 years	43,579
Thereafter	6,377
Total future minimum lease payments	74,249
Lease imputed interest	(4,107)
Total	$70,142

    Operating lease liabilities are presented as current and non-current. Operating lease liabilities of $22.8 million have been included in other liabilities as at June 30, 2021 (June 30, 2020: $23.1 million).

10. Income taxes
    Income taxes recognized during the six months ended June 30, 2021 and June 30, 2020, comprise:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands)		(in thousands)
Provision for income taxes (excluding restructuring)	$14,133	$8,671	$30,281	$21,261
Tax impact of restructuring	—	(2,261)	—	(2,261)
Provision for income taxes	$14,133	$6,410	$30,281	$19,000

    As at June 30, 2021 the Company maintains a $17.4 million liability (December 31, 2020: $19.6 million) for unrecognized tax benefit, which is comprised of $17.1 million (December 31, 2020: $19.1 million) related to items generating unrecognized tax benefits and $0.3 million (December 31, 2020: $0.5 million) for interest and penalties related to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

    The Company has analyzed the filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to audit by the major tax jurisdictions where the Company does business are the 2016 through 2020 tax years. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.

11. Net income per ordinary share

Basic net income per ordinary share attributable to the Group has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

There is no difference in net income used for basic and diluted net income per ordinary share.

Basic and diluted net income per ordinary share attributable to the Group includes the adjustment to reflect the accretion of the noncontrolling interest in MeDiNova to its redemption value.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	52,909,368	52,570,104	52,860,414	52,959,229
Effect of dilutive share options outstanding	472,133	458,463	434,021	731,909
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	53,381,501	53,028,567	53,294,435	53,691,138

The reconciliation of net income attributable to the Group and net income attributable to the Group (including NCI redemption amount) as used to calculate net income per ordinary share attributable to the Group is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands)		(in thousands)
Net income attributable to the Group	$73,865	$47,760	$170,987	$139,456
Noncontrolling interest adjustment to redemption amount	—	—	—	(4,522)
Net income attributable to the Group (including NCI redemption adjustment)	$73,865	$47,760	$170,987	$134,934

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net income per Ordinary Share attributable to the Group (including NCI redemption adjustment):
Basic	$1.40	$0.91	$3.23	$2.55
Diluted	$1.38	$0.90	$3.21	$2.51

12. Share-based awards

Share Options

    On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive Director retained by the Company or any Subsidiary for the purchase of ordinary shares.

    On February 14, 2017, both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 0.4 million to 1.0 million and to extend the date for options to be granted under the 2008 Option Plans.

    An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1.0 million shares applies. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 0.4 million ordinary shares. There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.

    Each option granted under the 2008 Option Plans will be an employee stock option, or NSO, as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

    On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. An aggregate of 6.0 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 0.4 million ordinary shares. The 2003 Share Option Plan expired on January 17, 2013. No new options may be granted under this plan.

    Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant. Prior to 2018, share options typically vest over a period of five years from date of grant and expire eight years from date of grant. Share options granted to non-executive directors during 2018 vest over 12 months and expire eight years from the date of grant. The maximum contractual term of options outstanding at June 30, 2021 is eight years.

    The following table summarizes option activity for the six months ended June 30, 2021:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2020	553,746	$108.53	$31.63	4.86
Granted	100,299	$177.76	$49.15
Exercised	(4,020)	$42.24	$14.07
Canceled/expired	—	$—	$—

Outstanding at June 30, 2021	650,025	$119.62	$34.44	4.90

Exercisable at June 30, 2021	336,942	$92.71	$27.42	3.63

    The Company has outstanding options with fair values ranging from $12.24 to $64.07 per option or a weighted average fair value of $25.97 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at June 30, 2021 was 336,942. Fully vested share options at June 30, 2021 have an average remaining contractual term of 3.63 years, an average exercise price of $92.71 and a total intrinsic value of $38.4 million. The total intrinsic value of options exercised during the six months ended June 30, 2021 was $0.7 million (June 30, 2020: $4.3 million).

The following table summarizes the movement in non-vested share options for the six months ended June 30, 2021:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Non-vested outstanding at December 31, 2020	328,901	$125.89	$36.24

Granted	100,299	$177.76	$49.15
Vested	(116,117)	$109.53	$31.84
Forfeited	—	$—	$—

Non-vested outstanding at June 30, 2021	313,083	$148.58	$42.00

Fair value of Stock Options Assumptions

    The weighted average fair value of options granted during the six months ended June 30, 2021 and June 30, 2020 was calculated using the Black-Scholes option pricing model. The weighted average grant date fair values and assumptions used were as follows:

	Six Months Ended
	June 30, 2021	June 30, 2020
Weighted average grant date fair value	$49.15	$42.43
Assumptions:
Expected volatility	30%	30%
Dividend yield	—%	—%
Risk-free interest rate	0.78%	0.57%
Expected life	5 years	5 years

    Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

    On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares. Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

    On April 30 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a Subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors during 2019, 2020 and 2021 vest over twelve months.

    The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the six months ended June 30, 2021:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value	RSU Weighted Average Remaining Contractual Life
Outstanding at December 31, 2020	159,641	$137.64	1.14	341,424	$145.77	1.41

Granted	55,444	$177.77		144,274	$207.29
Shares vested	(44,132)	$115.61		(122,331)	$131.37
Forfeited	(3,159)	$115.61		(9,818)	$146.64

Outstanding at June 30, 2021	167,794	$159.18	1.35	353,549	$175.83	1.87

    The fair value of PSUs vested for the six months ended June 30, 2021 totaled $5.1 million (full year 2020: $5.3 million).

    The fair value of RSUs vested for the six months ended June 30, 2021 totaled $16.1 million (full year 2020: $14.3 million).

    The PSUs vest based on service and specified EPS targets over the periods 2019 – 2021, 2020 – 2022 and 2021 - 2023. Depending on the amount of EPS from 2019 to 2023, up to an additional 83,897 PSUs may also be granted.

Non-cash stock compensation expense

    Non-cash stock compensation expense for the six months ended June 30, 2021 and June 30, 2020 has been allocated as follows:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands)		(in thousands)
Direct costs	$3,101	$2,353	$5,156	$4,188
Selling, general and administrative	5,379	4,764	9,718	8,998

	$8,480	$7,117	$14,874	$13,186

Total non-cash stock compensation expense not yet recognized at June 30, 2021 amounted to $72.6 million. The weighted average period over which this is expected to be recognized is 2.42 years.

13. Share capital

    The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws, and the Company’s constitutional documents through open market share acquisitions.

    On January 8, 2019, the Company commenced a share buyback program of up to 1.0 million ordinary shares which was completed during the year ended December 31, 2019 for total consideration of $141.6 million. On October 22, 2019, the Company commenced a further share buyback program. At December 31, 2019, 35,100 ordinary shares were redeemed for a total consideration of $5.3 million. During the year ended December 31, 2020, 1,235,218 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $175.0 million.

During the six months ended June 30, 2021, no ordinary shares were redeemed by the Company under this buyback program.

    The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital reserve as required under Irish Company Law.

14. Business segment information

    The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, the (‘CODM’) in accordance with ASC 280 'Segment Reporting'. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.

    The Company determines and presents operating segments based on the information that is provided to the CODM. The Company operates as one single business segment, which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. There have been no changes to the basis of segmentation or the measurement basis for the segment results in the period.

    The Company is a clinical research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. The Company has expanded predominately through internal growth together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

    The Company is generally awarded projects based upon responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries or work orders executed under our strategic partnership arrangements. Contracts with customers are generally entered into centrally, in most cases with ICON Clinical Research Limited (“ICON Ireland”), the Company’s principal operating subsidiary in Ireland. Revenues, which consist primarily of fees earned under these contracts, are allocated to individual entities within the Group, based on where the work is performed in accordance with the Company’s global transfer pricing model.

    ICON Ireland acts as the group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the Group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the Group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

    ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark-up for the services they perform in each of their local territories. The cost plus mark-up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate.

    The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.

    The Company's areas of operation outside of Ireland include the United States, United Kingdom, Austria, Belgium, Bulgaria, Czechia, France, Germany, Hungary, Italy, Latvia, Lithuania, Poland, Portugal, Romania, Russia, Serbia, Slovakia, Spain, Sweden, Switzerland, The Netherlands, Turkey, Ukraine, Canada, Argentina, Brazil, Chile, Colombia, Mexico, Peru, China (including Hong Kong), India, Israel, Japan, Malaysia, Singapore, South Korea, The Philippines, Taiwan, Thailand, Australia, New Zealand and South Africa.

    The geographical distribution of the Company’s segment measures as at June 30, 2021 and December 31, 2020 and for the six months ended June 30, 2021 and June 30, 2020 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands)		(in thousands)
Ireland *	$363,730	$279,743	$671,851	$594,715
Rest of Europe	118,579	89,387	238,933	191,818
U.S.	313,113	189,466	665,609	414,933
Rest of World	75,733	61,632	152,960	133,864

Total	$871,155	$620,228	$1,729,353	$1,335,330

* All sales shown for Ireland are export sales.

b) The distribution of income from operations including restructuring by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands)		(in thousands)
Ireland	$85,736	$38,655	$174,648	$112,590
Rest of Europe	8,794	7,120	16,404	17,816
U.S.	12,470	9,377	25,707	23,268
Rest of World	5,872	1,797	12,127	9,566

Total	$112,872	$56,949	$228,886	$163,240

c) The distribution of income from operations excluding restructuring by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands)		(in thousands)
Ireland	$85,736	$56,744	$174,648	$130,679
Rest of Europe	8,794	7,120	16,404	17,816
U.S.	12,470	9,377	25,707	23,268
Rest of World	5,872	1,797	12,127	9,566

Total	$112,872	$75,038	$228,886	$181,329

d) The distribution of long-lived assets (including right-of-use assets), net, by geographical area was as follows:

	June 30, 2021	December 31, 2020
	(in thousands)
Ireland	$113,132	$118,361
Rest of Europe	29,724	36,723
U.S.	60,676	65,152
Rest of World	31,950	38,668

Total	$235,482	$258,904

        e) The distribution of depreciation, amortization and reduction in carrying value of the right-of-use assets by geographical area was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	(in thousands)		(in thousands)
Ireland	$9,385	$7,951	$18,424	$16,192
Rest of Europe	3,681	3,672	7,648	7,487
U.S.	8,168	6,201	16,716	14,840
Rest of World	2,964	5,043	5,930	7,998

Total	$24,198	$22,867	$48,718	$46,517

f) The distribution of total assets by geographical area was as follows:

	June 30, 2021	December 31, 2020
	(in thousands)
Ireland	$1,936,492	$1,675,980
Rest of Europe	639,961	671,218
U.S.	830,877	909,202
Rest of World	177,134	179,206

Total	$3,584,464	$3,435,606

15. Impact of change in accounting policies

ASC 326 Financial Instruments - Credit Losses

    ASU 2016-13 'Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments' (ASU 2016-13) was effective, and adopted by the Group, from January 1, 2020. Primarily, ASU 2016-13 introduces an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology.

The objectives of previous loss methodologies for instruments within the scope of this update generally delayed recognition of the full amount of credit losses until the loss was probable of occurring. Under ASU 2016-13, losses reflect an entity’s current estimate of all expected credit losses including, in addition to the consideration of past events and current conditions, as under the current guidance, incorporating the use of forecast information to provide more timely and accurate credit loss estimates. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with ASC 842 on leases.

In addition, ASC 326 changed the accounting for available-for-sale (AFS) debt securities to require credit losses to be presented as an allowance rather than as a write-down to align the income statement recognition of credit losses on AFS debt securities with the reporting period in which the changes occur.

    The Group adopted ASC 326 using the modified retrospective measurement method on January 1, 2020. The adoption of ASC 326 did not have a material impact on the Group and there was no impact of adopting ASC 326 on opening balances at January 1, 2020.

ICON plc

Management’s discussion and analysis of financial condition and results of operations

    The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere herein and the consolidated financial statements and related notes thereto included in our Form 20-F for the year ended December 31, 2020. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

    We are a CRO providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the global CRO partner of choice, delivering best in class information, solutions and performance in clinical and outcomes research.

    We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At June 30, 2021 we employed approximately 16,480 employees, in 89 locations in 45 countries. During the six months ended June 30, 2021 we derived approximately 38.5%, 52.7% and 8.8% of our revenue in the United States, Europe and Rest of World respectively.

On July 1, 2021, ICON plc announced the completion of its Merger with PRA. The combined company will retain the name ICON and will bring together approximately 38,000 employees across 47 countries, creating the world’s most advanced healthcare intelligence and clinical research organization. The combined company will leverage its enhanced operations to transform clinical trials and accelerate biopharma customers’ commercial success through the development of much needed medicines and medical devices. The new ICON will have a renewed focus on leveraging data, applying technology and accessing diverse patient populations to speed up drug development. On a standalone basis, PRA revenue for the three month period to June 30, 2021 was approximately $1,047.4 million and days sales outstanding (DSO) was approximately 14 days at June 30, 2021.

    As the nature of our business involves the management of projects having a typical duration of a few weeks to several years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from clients from year to year.

    Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

    Our unsatisfied performance obligation consists of potential revenue yet to be earned from projects awarded by clients. At June 30, 2021 we had unsatisfied performance obligations of approximately $6.6 billion (see note 4 - Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) for further details). We believe that our remaining or unrealized performance obligations as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of revenue.

    Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

    In addition to translation exposures, we are also subject to transaction exposures when the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations.

    As we conduct operations on a global basis, our effective tax rate depends on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

    The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	June 30, 2021	June 30, 2020	2020 to 2021

	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	40.5%

Costs and expenses:
Direct costs	72.4%	71.9%	41.6%
Selling, general and administrative	12.6%	13.5%	31.6%
Depreciation	1.5%	1.8%	17.7%
Amortization	0.5%	0.7%	(12.3)%
Restructuring	—%	2.9%	100.0%

Income from operations	13.0%	9.2%	98.2%
Income from operations excluding restructuring	13.0%	12.1%	50.4%

	Six Months Ended
	June 30, 2021	June 30, 2020	2020 to 2021

	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	29.5%

Costs and expenses:
Direct costs	72.7%	71.2%	32.2%
Selling, general and administrative	12.1%	12.8%	22.1%
Depreciation	1.5%	1.7%	14.6%
Amortization	0.5%	0.7%	(8.3)%
Restructuring	—%	1.4%	100.0%

Income from operations	13.2%	12.2%	40.2%
Income from operations excluding restructuring	13.2%	13.6%	26.2%

Revenue

	Three Months Ended June 30,		Change
(dollars in thousands)	2021	2020	$	%
Revenue	$871,155	$620,228	$250,927	40.5%

Revenue for the three months ended June 30, 2021 increased by $250.9 million, or 40.5%, to $871.2 million, compared to $620.2 million for the three months ended June 30, 2020. Revenue increased by 37.5% in both constant currency and constant dollar organic terms. The increase in revenues in the three months ended June 30, 2021 is due to the continued recovery from the impact the COVID-19 global pandemic has had on operations including: our ability to ensure laboratory samples are collected and analyzed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or service providers to travel, and our ability to travel.

    During the three months ended June 30, 2021 we derived approximately 35.9%, 55.4% and 8.7% of our revenue in the United States, Europe and Rest of World respectively. During the three months ended June 30, 2021, $356.5 million or 40.9% of our revenues were derived from our top 5 customers. Revenue from our largest customer contributed 12.7% of revenue for the quarter. Revenue from our second largest customer contributed 11.2% of revenue for the quarter. New customer accounts are continually added, particularly from mid-tier pharma customers and biotech customers, which over time will result in a reduction in concentration of revenues from our top 5 customers.

    Revenue in Ireland for the three months ended June 30, 2021 increased to $363.7 million compared to $279.7 million for the three months ended June 30, 2020. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 14 - Business segment information for further details). Revenue in our Rest of Europe region increased to $118.6 million compared to $89.4 million for the three months ended June 30, 2020. Revenue in the Rest of World region increased to $75.7 million compared to $61.6 million for the three months ended June 30, 2020. Revenue in the U.S. region increased to $313.1 million from $189.5 million for the three months ended June 30, 2020 driven by the operation of significant COVID-19 trials during the quarter in this region.

	Six Months Ended June 30, 2021		Change
(dollars in thousands)	2021	2020	$	%
Revenue	1,729,353	$1,335,330	394,023	29.5%

Revenue for the six months ended June 30, 2021 increased by $394.0 million, or 29.5%, to $1,729.4 million, compared to $1,335.3 million for the six months ended June 30, 2020. Revenue increased by 27% in both constant currency and constant dollar organic terms. The increase in revenues in the six months ended June 30, 2021 is due to the continued recovery from the impact the COVID-19 global pandemic has had on operations including: our ability to ensure laboratory samples are collected and analyzed on time, our ability to perform on-site monitoring of clinical trials, the ability of patients or service providers to travel, and our ability to travel.

    During the six months ended June 30, 2021 we derived approximately 38.5%, 52.7% and 8.8% of our revenue in the United States, Europe and Rest of World respectively. During the six months ended June 30, 2021, $750.6 million or 43.4% of our revenues were derived from our top 5 customers. Revenue from our largest customer contributed 15.9% of revenue for the six months ended June 30, 2021. Revenue from our second largest customer contributed 11.2% of revenue for the six months ended June 30, 2021. This reflects the operation of significant COVID-19 trials during the six months ended June 30, 2021 for these customers. New customer accounts are continually added, particularly from mid-tier pharma customers and biotech customers, which over time will result in a reduction in concentration of revenues from our top 5 customers.

    Revenue in Ireland for the six months ended June 30, 2021 increased to $671.9 million compared to $594.7 million for the six months ended June 30, 2020. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 14 - Business segment information for further details). Revenue in our Rest of Europe region increased to $238.9 million compared to $191.8 million for the six months ended June 30, 2020. Revenue in the Rest of World region increased to $153.0 million compared to $133.9 million for the six months ended June 30, 2020. Revenue in the U.S. region increased to $665.6 million from $414.9 million for the six months ended June 30, 2020 driven by the operation of significant COVID-19 trials during the period in this region.

Direct costs

	Three Months Ended June 30,			Six Months Ended June 30,
(dollars in thousands)	2021	2020	Change	2021	2020	Change
Direct costs	$631,123	$445,833	$185,290	$1,257,367	$951,126	$306,241
% of revenue	72.4%	71.9%	41.6%	72.7%	71.2%	32.2%

    Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. Direct costs for the three months ended June 30, 2021 increased by $185.3 million, or 41.6%, to $631.1 million compared to $445.8 million for the three months ended June 30, 2020. The increase in direct costs relates to an increase in third party investigator and other reimbursable costs, an increase in personnel related expenditure and an increase in laboratory costs during the period. As a percentage of revenue, direct costs were 72.4% for the three months ended June 30, 2021 compared to 71.9% for the three months ended June 30, 2020. The increase in direct costs as a percentage of revenue reflect the different activity mix for the three months ended June 30, 2021 compared to the three months ended June 30, 2020.

Direct costs for the six months ended June 30, 2021 increased by $306.2 million, or 32.2%, to $1,257.4 million compared to $951.1 million for the six months ended June 30, 2020. The increase in direct costs relates to an increase in third party investigator and other reimbursable costs, an increase in personnel related expenditure and an increase in laboratory costs during the period. As a percentage of revenue, direct costs have increased to 72.7% compared to 71.2% for the six months ended June 30, 2020.

Selling, general and administrative expenses

	Three Months Ended June 30,			Six Months Ended June 30,
(dollars in thousands)	2021	2020	Change	2021	2020	Change
Selling, general and administrative expenses	$109,884	$83,499	$26,385	$208,419	$170,695	$37,724
% of revenue	12.6%	13.5%	31.6%	12.1%	12.8%	22.1%

Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. Selling, general and administrative expenses also includes $20.0 million relating to the transaction costs incurred associated with the PRA merger. Selling, general and administrative expenses for the three months ended June 30, 2021 increased by $26.4 million, or 31.6%, to $109.9 million, compared to $83.5 million for the three months ended June 30, 2020. As a percentage of revenue, selling, general and administrative expenses decreased to 12.6% compared to 13.5% for the three months ended June 30, 2020. Excluding transaction costs in 2021, the selling, general and administrative expenses for the three months ended June 30, 2021 increased by $6.4 million, or 7.6%, to $89.9 million, compared to $83.5 million for the three months ended June 30, 2020.

Selling, general and administrative expenses for the six months ended June 30, 2021 increased by $37.7 million, or 22.1%, to $208.4 million, compared to $170.7 million for the six months ended June 30, 2020. As a percentage of revenue, selling, general and administrative expenses decreased to 12.1% compared to 12.8% for the six months ended June 30, 2020. Selling, general and administrative expenses also includes $32.5 million relating to the transaction costs incurred associated with the PRA merger. Excluding transaction costs in 2021, the selling, general and administrative expenses for the six months ended June 30, 2021 increased by $5.2 million, or 3%, to $175.9 million, compared to $170.7 million for the six months ended June 30, 2020.

Depreciation and amortization

	Three Months Ended June 30,			Six Months Ended June 30,
(dollars in thousands)	2021	2020	Change	2021	2020	Change
Depreciation	$13,218	$11,230	$1,988	$25,940	22,643	$3,297
% of revenue	1.5%	1.8%	17.7%	1.5%	1.7%	14.6%
Amortization	$4,058	$4,628	$(570)	$8,741	$9,537	$(796)
% of revenue	0.5%	0.7%	(12.3)%	0.5%	0.7%	(8.3)%

    Depreciation expense arises principally from investment in facilities, information systems and equipment to support the Company’s growth. Depreciation expense for the three months ended June 30, 2021 increased by $2.0 million, or 17.7%, to $13.2 million compared to $11.2 million for the three months ended June 30, 2020. As a percentage of revenue the depreciation expense was 1.5%, which decreased from 1.8% for the three months ended June 30, 2020. Depreciation expense for the six months ended June 30, 2021 increased by $3.3 million, or 14.6%, to $25.9 million compared to $22.6 million for the six months ended June 30, 2020. As a percentage of revenue the depreciation expense was 1.5%, which decreased from 1.7% for the six months ended June 30, 2020.

Amortization expense represents the amortization of intangible assets acquired on business combinations. Amortization of intangibles for the three months ended June 30, 2021 decreased by $0.6 million, or 12.3%, to $4.1 million compared to $4.6 million for the three months ended June 30, 2020. As a percentage of revenue, amortization expense decreased to 0.5%, compared to 0.7% for the three months ended June 30, 2020. Amortization of intangibles for the six months ended June 30, 2021 decreased by $0.8 million, or 8.3%, to $8.7 million compared to $9.5 million for the six months ended June 30, 2020. As a percentage of revenue, amortization expense decreased to 0.5%, compared to 0.7% for the six months ended June 30, 2020. The decrease in the amortization expense for the three and six months ended June 30, 2021 was driven by certain intangible assets becoming fully amortized over the last year.

Income from operations

	Three Months Ended June 30,			Six Months Ended June 30,
(dollars in thousands)	2021	2020	Change	2021	2020	Change
Income from operations	$112,872	$56,949	$55,923	$228,886	$163,240	$65,646
% of revenue	13.0%	9.2%	98.2%	13.2%	12.2%	40.2%
Income from operations (excl. transaction costs and restructuring charges)	$132,889	$75,038	$57,851	$261,404	$181,329	$80,075
% of revenue (excl. transaction costs and restructuring charges)	15.3%	12.1%	77.1%	15.1%	13.6%	44.2%

    Income from operations for the three months ended June 30, 2021 increased by $55.9 million ($57.9 million excluding transaction costs and restructuring charges), or 98.2%, to $112.9 million ($132.9 million excluding transaction costs) compared to $56.9 million ($75.0 million excluding restructuring charges) for the three months ended June 30, 2020. As a percentage of revenue, income from operations increased to 13.0% (15.3% excluding transaction costs) compared to 9.2% (12.1% excluding restructuring charges) of revenue for the three months ended June 30, 2020.

Income from operations for the six months ended June 30, 2021 increased by $65.6 million ($80.1 million excluding transaction costs and restructuring charges), or 40.2%, to $228.9 million ($261.4 million excluding transaction costs) compared to $163.2 million ($181.3 million excluding restructuring charges) for the six months ended June 30, 2020. As a percentage of revenue, income from operations increased to 13.2% (15.1% excluding transaction costs) compared to 12.2% (13.6% excluding restructuring charges) of revenue for the six months ended June 30, 2020.

    Income from operations in Ireland increased to a profit of $85.7 million compared to a profit of $38.7 million for the three months ended June 30, 2020. Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 14 - Business segment information for further details). Income from operations in our Rest of Europe region increased to $8.8 million compared to $7.1 million for the three months ended June 30, 2020. Income from operations in our Rest of World region increased to $5.9 million compared to $1.8 million for the three months ended June 30, 2020. Income from operations in the U.S. region increased to $12.5 million compared to $9.4 million for the three months ended June 30, 2020.

Income from operations in Ireland increased to a profit of $174.6 million compared to a profit of $112.6 million for the six months ended June 30, 2020. Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 14 - Business segment information for further details). Income from operations in our Rest of Europe region decreased to $16.4 million compared to $17.8 million for the six months ended June 30, 2020. Income from operations in our Rest of World region increased to $12.1 million compared to $9.6 million for the six months ended June 30, 2020. Income from operations in the U.S. region increased to $25.7 million compared to $23.3 million for the six months ended June 30, 2020.

Interest income and expense

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
(dollars in thousands)	2021	2020	$	%	2021	2020	$	%
Interest income	$186	$441	$(255)	(57.8)%	$443	$2,250	$(1,807)	(80.3)%
Interest expense	$(24,551)	$(3,220)	$(21,331)	662.5%	$(27,278)	$(6,401)	$(20,877)	326.2%

Interest income for the three months ended June 30, 2021 decreased to $0.2 million, compared to $0.4 million for the three months ended June 30, 2020. Interest expense for the three months ended June 30, 2021 increased to $24.6 million ($2.4 million excluding transaction related interest costs), compared to $3.2 million for the three months ended June 30, 2020.

Interest income for the six months ended June 30, 2021 decreased to $0.4 million, compared to $2.3 million for the six months ended June 30, 2020. Interest expense for the six months ended June 30, 2021 increased to $27.3 million ($4.8 million excluding transaction related interest costs), compared to $6.4 million for the six months ended June 30, 2020. The increase in interest expense for the three and six months ended June 30, 2021 represents the additional charges associated with the early repayment of the 2020 Senior Notes.

Income tax expense

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
(dollars in thousands)	2021	2020		2021	2020
Income tax expense	$14,133	$6,410	$7,723	$30,281	$19,000	$11,281
Effective income tax rate	16.0%	11.8%	120.5%	15.0%	11.9%	59.4%
Income tax expense (excl. transaction costs and restructuring charges)	$16,984	$8,671	$8,313	$33,416	$21,261	$12,155
Effective income tax rate (excl. transaction costs and restructuring charges)	13.0%	12.0%	95.9%	13.0%	12.0%	57.2%

    Provision for income taxes increased to $14.1 million ($17.0 million excluding transaction costs), compared to $6.4 million ($8.7 million excluding restructuring charges) for the three months ended June 30, 2020. The Company’s effective tax rate for the three months ended June 30, 2021 was 16.0% (13.0% excluding transaction costs) compared with 11.8% (12.0% excluding restructuring charges) for the three months ended June 30, 2020.

Provision for income taxes increased to $30.3 million ($33.4 million excluding transaction costs), compared to $19.0 million ($21.3 million excluding restructuring charges) for the six months ended June 30, 2020. The Company’s effective tax rate for the six months ended June 30, 2021 was 15.0% (13.0% excluding transaction costs) compared with 11.9% (12.0% excluding restructuring charges) for the six months ended June 30, 2020.

The Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and capital resources

    The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

    Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred or revenue recognized on contracts.

Cash and cash equivalents and net borrowings

	Balance December 31, 2020	Drawn down/ (repaid)	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance June 30, 2021
	$ (in thousands)
Cash and cash equivalents	840,305	—	214,652	—	539	1,055,496
Available for sale investments	1,729	—	—	—	—	1,729
Private placement notes	(348,477)	—	—	(1,523)	—	(350,000)

	493,557	—	214,652	(1,523)	539	707,225

    The Company’s cash and short term investment balances at June 30, 2021 amounted to $1,057.2 million compared with cash and short term investment balances of $842.0 million at December 31, 2020. The Company’s cash and short term investment balances at June 30, 2021 comprised of cash and cash equivalents of $1,055.5 million and short-term investments of $1.7 million. The Company’s cash and short term investment balances at December 31, 2020 comprised of cash and cash equivalents of $840.3 million and short-term investments of $1.7 million.

    On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. Interest payable was fixed at 3.64%, and was payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes were guaranteed by ICON plc and matured on December 15, 2020 at which time they were repaid in full.

    On March 12, 2018, the Company entered into a five year committed multi-currency Revolving Credit Facility for $150.0 million with Citibank, JP Morgan, Santander, HSBC Bank and Morgan Stanley International (“Revolving Credit Facility”). Each bank subject to the agreement has committed $30.0 million to the facility, with equal terms and conditions in place with all institutions. The facility is guaranteed by ICON plc. The facility bears interest at LIBOR plus a margin. No amounts were drawn at June 30, 2021, or at December 31, 2020, in respect of the Revolving Credit Facility. Amounts available to the Group under the facility at June 30, 2021 and at December 31, 2020 were $150.0 million.

On December 8, 2020, ICON Investments Five Unlimited Company issued new senior notes ("2020 Senior Notes") for aggregate gross proceeds of $350.0 million in a private placement which was guaranteed by ICON plc. The 2020 Senior Notes were issued in two tranches; Series A Notes of $275.0 million maturing on December 8, 2023 and Series B Notes of $75.0 million maturing on December 8, 2025. Interest payable on the 2020 Senior Notes is fixed at 2.32% and 2.43% for Series A Notes and Series B Notes respectively. The interest is payable semi-annually on the 2020 Senior Notes on each June 8 and December 8, starting June 8, 2021. Due to the conditions attached to the additional borrowings to fund the PRA merger, the 2020 Senior Notes were repaid in full on July 1, 2021.

The Company entered into an interest rate hedge in respect of the planned issuance of the 2020 Senior Notes in June 2020. The interest rate hedge matured in July 2020 when the interest rates on the 2020 Senior Notes was fixed. The interest rate hedge was effective in accordance with ASC 815 'Derivatives and Hedging'. There was a cash outflow on maturity in July 2020 of $0.9 million, representing the realized loss on the interest rate hedge. The unamortized portion of this loss has been released in the period in line with the commitment to early settle the 2020 Senior Notes.

In conjunction with the completion of the Merger agreement, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). The proceeds of the senior secured term loan facility were used to repay in full (i) PRA’s existing credit facilities and (ii) the Company's private placement notes outstanding and fund, in part, the transaction. The senior secured term loan facility will mature in July 2028 and the revolving loan facility will mature in July 2026.

In addition to the Senior Secured Credit Facilities, on July 1, 2021, the Company, issued $500 million in aggregate principal amount of 2.875% senior secured notes due 2026 (the “Notes”) in a private offering. The Notes will mature on July 15, 2026 and will bear interest at a rate of 2.875%.

Cash flows

Net cash from operating activities

    Net cash provided by operating activities was $240.4 million for the six months ended June 30, 2021 compared with cash provided by operating activities of $260.6 million for the six months ended June 30, 2020. This reflects the movements in working capital balances in the period. The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in installments based on the delivery of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the delivery of a particular milestone during the period or the timing of cash receipts from customers. A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at June 30, 2021 was 43 days compared with 57 days at December 31, 2020 and 71 days at June 30, 2020. This reflects the timing of cash collections. The increase in cash driven by the decrease in days sales outstanding is offset by payments of other liabilities and reimbursable costs paid to investigators during the six months ended June 30, 2021.

Net cash used in investing activities

    Net cash used in investing activities was $25.9 million for the six months ended June 30, 2021 compared to net cash used in investing activities of $11.7 million for the six months ended June 30, 2020. Net cash used in investing activities during the six months ended June 30, 2021 were attributable to cash outflows of $21.7 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure, a cash outflow of $2.5 million in relation to the Company's investment in Oncacare and cash outflows of $1.8 million for the purchase of investments in equity.

Net cash used in investing activities during the six months ended June 30, 2020 was largely attributable to cash outflows on the acquisition of MedPass of $47.0 million on January 22, 2020, cash outflows of $0.3 million in relation to the working capital adjustment on the acquisition of Symphony which was acquired on September 24, 2019, cash outflows of $0.5 million in relation to the contingent consideration paid for Symphony in the period and a cash inflow of $0.5 million in relation to the working capital adjustment on the acquisition of MeDiNova which was acquired on May 23, 2019. These were offset in part by cash acquired of $10.2 million. During the six months ended June 30, 2020, capital expenditure of $21.2 million was made which was mainly comprised of investment in facilities and IT infrastructure. In addition, $1.3 million was used for the purchase of investments in equity. During the six months ended June 30, 2020 $47.9 million was generated by the sale of short term investments.

Net cash used in financing activities

    Net cash provided by financing activities during the six months ended June 30, 2021 amounted to $0.2 million compared to net cash used in financing activities of $173.7 million for the six months ended June 30, 2020. During the six months ended June 30, 2021 $0.2 million was received by the Company from the exercise of share options. During the six months ended June 30, 2020, $175.0 million was recognized in relation to the Company's share repurchase program. In addition, $1.5 million was received by the Company from the exercise of share options.

Net cash outflow

    As a result of these cash flows, cash and cash equivalents increased by $215.2 million for the six months ended June 30, 2021 compared to an increase of $71.8 million for the six months ended June 30, 2020.

Inflation

    We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal proceedings

On April 20, 2020, an individual named Chrystal Miller (“Miller”) who previously worked for a subsidiary of the Company, ICON Clinical Research LLC (“ICON Clinical”), filed a putative class action lawsuit, Chrystal Miller v. ICON plc et al., in the Superior Court of California, County of San Mateo. Her lawsuit was brought against the Company, ICON Clinical, DOCS Global, Inc., a subsidiary of the Company, and an individual former employee of ICON Clinical (collectively, “the ICON defendants”). Miller has filed several amended complaints and the operative complaint alleges that the ICON defendants violated the California Labor Code and the California Business & Professions Code by failing to pay overtime wages, provide meal and rest periods, provide accurate, itemized wage statements, timely pay all final wages, and provide personnel records upon request to Clinical Research Associates employed in California from April 20, 2016, to June 22, 2020. The suit seeks monetary damages, interest, injunctive relief, and attorneys’ fees and costs. ICON Clinical has filed a cross-complaint against Miller alleging causes of action for fraud, negligent misrepresentation and breach of contract. The ICON defendants deny the allegations that they have acted unlawfully and are vigorously defending the lawsuit.

We do not expect the Miller litigation or any other litigation to have a materially adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Forward-Looking Statements

    Certain statements contained herein are forward looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. Actual results may differ materially from those stated or implied by forward looking statements due to risks and uncertainties associated with the Company’s business and forward looking statements are not guarantees of future performance. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. Please also refer to the Form 20-F filed on February 24, 2021 for risks and uncertainties facing the Company.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	July 23, 2021	Brendan Brennan
Chief Financial Officer